

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 2, 2009

By U.S. Mail and Facsimile to: (913) 327-1921

Rick L. Weller
Chief Financial Officer
Euronet Worldwide, Inc.
4601 College Boulevard, Suite 300
Leawood, Kansas 66211

> **Re:** **Euronet Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-31648**

Dear Mr. Weller:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

William Friar
Senior Financial Analyst